October 9, 2007

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       Healthy Fast Food, Inc.
            Registration Statement on Form SB-2
Filed on August 13, 2007
File No. 333-145360

Dear Ms. McManus:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 1 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated September 7, 2007, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.
Please provide us with any artwork that you intend to use.  The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations.  Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover.  Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response:   The photographs that appear on the inside cover of the prospectus should appear as part of the filing.  If they do not, please contact the undersigned so that they can be provided to you in some other fashion.

2.
Please provide us with the reports cited throughout your registration statement, such as those by National Restaurant Association and NDP Group referenced on page 27.  Also, tell us whether this information is available to the public without charge or at a nominal cost and provide

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

appropriate details in that respect.  If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that party should be obtained and filed as an exhibit.  Please see rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.  Alternatively, you may be able to adopt some of these statements as your own.

Response: The sources that have been cited are attached as supplemental information.

The source for the projected fast food sales increase can be found in a 2007 Forecast published by the National Restaurant Association.  The Forecast information can be purchased for $70 through the Association’s web site by anyone.

The source for the remaining statements on page 30 and 31 comparing 1955 to 2006 consumer spending comes from a June 13, 2007 USA Today article entitled, “Takeout Takes Off” and can be ordered through the USA Today web site for $3.95 by anyone.

3.
We note from your prospectus cover page that you intend to issue the representative of the underwriter a warrant to purchase an additional 250,000 units.  Please expand your disclosure throughout where appropriate to describe the terms of the warrant.  In addition, please reconcile your disclosure on the prospectus cover page that you will issue “a warrant” to purchase 250,000 units, with your fee table disclosure and the description in Exhibit 5.1, that the representative of the underwriters will receive 250,000 warrants to purchase 250,000 units.

Response:  Complied.  See the revised disclosure on the cover page of the prospectus, pages 6 and 46, and the exhibit table with respect to Exhibit 4.6.  Exhibit 5.1 will be revise to refer to “warrants to purchase a total of 250,000 Units”.

Prospectus Summary, 4

4.	Please disclose here that EVOS USA, Inc. currently has only 3 company-owned restaurants and one franchised restaurant in operation.

Response:  Complied.  See the revised disclosure on page 4.

5.
Please revise to include your revenues and net losses for the last audited period and interim stub.  Doing so will provide a financial snapshot to help investors create a context to evaluate the rest of the information in the summary.  Consistent with your disclosure on page 26, also disclose here that you have not generated revenue yet from the sourcing of EVOS franchises.

Response: Complied. See the “Summary Financial Data” section on page 6.

6.
Please explain what you mean by “traditional fast food offerings” and “innovative cooking techniques.”  It is also unclear what you mean by “healthier” food, as you do not clearly provide a reference point.  For example, it is unclear whether you claimed to be healthier than all fast food restaurants, including those listed as competitors on page 27.

Response:  The Company believes that it explains what it means by “healthier” in the second sentence of the second paragraph – i.e., lower in fat and calories.  The language on pages 4 and 24 has been revised to clarify these points.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

7.	In addition to disclosing your rights to open restaurants and solicit franchise owners, please summarize briefly your responsibilities under your agreements with EVOS.

Response: Complied. See page 4.

This Offering, page 4

8.
Please tell us in your response and revise your description of the securities here to include how you plan to record the warrants issued with each unit sold.  Include in your response and related disclosure how you will bifurcate the value of the common stock, “A” warrants, and “B” warrants.

Response: Upon the sale of a unit, the Company will allocate additional paid-in capital (which is the public offering price of the unit minus the par value of the common stock) to:
•	Additional paid-in capital – common stock
•	Additional paid-in capital – Class A warrants
•	Additional paid-in capital – Class B warrants
by computing the fair market value (FMV) of the common stock and the Class A and B warrants on the date of sale and performing the following calculations:

FMV of common stock or warrant X Issue Price (IP) = IP Value of common stock or warrant
FMV of unit

IP value of common stock or warrant = % value of IP (common stock or warrant) to unit
IP value of unit

IP less par value of common stock = additional paid in capital

Add’l paid-in capital x % Value of IP (common stock) = Add’l paid-in capital (Common Stock)

Add’l paid-in capital x % Value of IP (Warrant "A") =  Add’l paid-in capital ("A" Warrant)

Add’l paid-in capital x % Value of IP (Warrant "B") =  Add’l paid-in capital ("B" Warrant)

Upon receipt of an executed underwriting agreement and corresponding executed warrant agreement, we will establish our accounting policies for the "A" and "B" warrants as appropriate to FAS 133, Accounting for Derivative Instruments and Hedging Activities, FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, and/or EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.

It is anticipated that upon successful completion of the offering, the Company will include the following footnote disclosure in its financial statements:

“Outstanding Warrants - At [date of financial statements], the Company had outstanding warrants to purchase [2,500,000] and [2,500,000] shares of the Company's common stock at [$7.20] and [$12.00] per share, respectively. The warrants became exercisable on [30 days after effective date] and expire [5 years after effective date]. At [date of financial statements], [2,500,000] and [2,500,000] shares of common stock

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

were reserved for that purpose.  The warrants are classified as equity instruments (as defined by FASB Concepts Statement No. 6, Elements of Financial Statements) and are accounted for in additional paid-in capital in the equity section of the balance sheet.

Pro Forma disclosure in Equity Note to Financial Statements:
Shares Reserved for Future Issuance	At [date of financial statements], common stock was reserved for the following purposes:

	2007	2006
Exercise of stock warrants	Xx,xxx	Xx,xxx
Exercise of future grants of stock options	Xx,xxx	Xx,xxx
	Xx,xxx	Xx,xxx

Also see the attached schedule for the pro forma statement of shareholders equity.

Risk Factors, page 6

9.	Consistent with your disclosure on page 22, please add a risk factor discussing the limited duration of the reduced royalties that will be payable to EVOS.

Response:  The Company does not believe that the limited duration of the reduced royalties is a significant risk to the Company.  If the Company generates $1,000,000 in revenues for one year, the difference in paying a 5.5% royalty versus a 3.5% royalty is only $20,000.

10.
Consistent with your disclosure on page 29, add a risk factor discussing management’s limited experience in the food services business.  Also, discuss management’s lack of experience with franchising and the risks associated with not adequately performing the services required of you per page 24 and your requirement to pay 125% of EVOS expenditures if it should need to perform such services because of your failure to do so.

Response:  Mr. Cartwright has an extensive background in franchising, as is disclosed on page 26.  Therefore, the Company does not believe that there is a significant risk associated with not adequately performing the services required of it by EVOS USA, Inc.  The Company has added a risk factor discussing management’s limited experience in the food services business.  See page 13.

11.	If you are a penny stock, please add a risk factor to disclose this fact and discuss the limitation associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

Response: The Company believes that the common stock will not be a penny stock, as it will be listed on the Nasdaq Capital Market, which meets the standards of Rule 3a51-1(a).

12.	Please add a risk factor discussing the fact that you will be required to open 207 restaurants over the next 10 years and the consequences of your failure to do so.

Response:  The second risk factor, appearing on pages 7 and 8 (“We face risks associated with the expansion of our restaurant operations”) addresses this comment.  The number of restaurants required to be opened over the next 10 years has been added to the existing risk factor.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

We depend on our franchisor, page 8

13.	Consistent with your disclosure on page 21, please revise to clarify here that EVOS USA, Inc. currently has only three company-owned restaurants.

Response:  Complied.  See the revised risk factor on page 9.

Our Auditors have substantial doubt about our ability to continue as a going concern, page 9

14.	Please expand your discussion to disclose the result of your not opening the minimum number of restaurants within the timeframe required by your franchise agreement.

Response:    Complied.  See the revised risk factor on page 9.

The warrants may be redeemed on short notice, page 12

15.
Please reconcile your disclosure here that the Class A warrants can be redeemed when the price of your common stock equals or exceeds $6.00 for five consecutive trading days, with your disclosure on pages 4 and 36 that the closing price must equal or exceed $10.20 for five consecutive trading days before you can exercise your right of redemption.

Response: The reference to $6.00 per share in the risk factor was incorrect. The amount has been corrected to state $10.20. See page 14.

Use of Proceeds, page 14

16.
Please revise your description of “net” franchise fees to describe how this amount was calculated.  It is currently unclear, given your disclosure on page 23, why you have determined the 12 company-owned restaurants will not be required to pay the initial franchise fee, when your disclosure on page 23, supported by your disclosure on page 25, indicates that only 8 will not be subject to the initial franchise fee.  If our understanding that you have included only 8 restaurants in this calculation as you have already paid the initial fee for four of the 20 restaurants, and 8 of the 20 are exempt from payment of the initial franchise fee, so state and cross-reference to your discussion of such arrangements.

Response: On page 28, the Company states:

“…We paid a total of $95,000 to EVOS USA, Inc. in 2006 as an inducement to enter into the Area Representative Agreement with us.  EVOS USA, Inc. treated the $95,000 as non-refundable franchise fees paid for five company-owned restaurants, of which one is the Henderson location.  In addition, we do not have to pay franchise fees for another eight company-owned restaurants as we have agreed that EVOS USA, Inc. will retain the full franchise fees paid on the first eight restaurants awarded in our exclusive territory.”  This means that the Company does not have to pay any franchise fees for the next 12 restaurants that it opens.  Additionally, as an area representative, the Company receives 50% of the franchise fees paid to EVOS USA, Inc.  For restaurants opened by the Company, the Company pays a net franchise fee of $17,500.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

As the use of proceeds assumes that 20 restaurants will be opened, the amount allocated for franchise fees is equal to 8 restaurants (as no franchise fees are due for 12 restaurants) times $17,500 per restaurant.

Capitalization, page 15

17.
Please revise the amounts in the table to reflect the net proceeds of the sale of the 162,450 shares in the private placement, as well as the associated note disclosure to indicate the amount and composition (cash, options) of offering costs paid on the sale of these shares.  The disclosure should also indicate how any non-cash payment of offering cost was valued and recorded.

Response:  Since the table includes amounts as of June 30, 2007, it reflects the completion of the private placement.  A footnote has been added to the table to indicate the amount of offering costs, all of which were paid in cash.  See page 17.

Dilution, page 16

18.	Please revise the amount of net tangible book value to include “deposits”, as this a tangible asset.

Response:  Complied. See the revised amounts on page 18.

19.
Please explain and revise your disclosure on how you have considered the effect of issuance of common stock pursuant to the Class A and Class B warrants in your calculation of dilution.  If such options are antidilutive, so state.

Response:  Complied.  See the revised disclosure on page 18, stating that the issuance of common stock pursuant to the exercise of the Class A and Class B warrants has been excluded from the dilution calculations, as the effect would be anti-dilutive.

Plan of Operation, page 17

20.
While including a brief overview may provide context to your plan of operation, it appears that much of the disclosure in the History and Overview subsection would be more appropriately located in the Business section.  Please revise to discuss in greater detail your plan of operation for the next twelve months.  Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities, and the estimated costs and approximate timetable for beginning and completing each step.  Also provide detail regarding your liquidity needs over the next twelve months including any contingencies such as raising funds.  Please refer to Item 303(a) of Regulation S-B.

Response:  Complied.  A section entitled “Plan for Next Twelve Months” has been added on pages 19 and 20 to provide this disclosure.

21.
We note that you have estimated between $380,500 and $534,750 to open each new franchise restaurant.  Please describe in context how this estimate is reasonable since it appears that you may have spent in excess of $544,878 to start your first restaurant.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

Response:  Complied.  See page 19.  The Company reviewed all of the costs incurred in opening its first restaurant and determined which costs were unusual and not likely to occur with another restaurant opening.  Specifically, the Company incurred costs for interior design changes that have since been adopted by EVOS USA, Inc. for all new restaurants.  These changes delayed the opening of the restaurant, thereby causing the Company to incur occupancy costs.  If the cost of the interior design changes and occupancy costs are excluded from the amounts expended by the Company, the cost to open the Henderson restaurant falls within the stated estimated range.

Inventory, page 19

22.	Please revise your disclosure to indicate your policy for determining excess and/or obsolete inventory as well as how you account for spoilage.

Response:  The Company acknowledges this comment, but notes that during the relatively short period of its restaurant operations of less than one year, it has not experienced any significant amount of obsolescence or spoilage with its food and non-food inventory.  Accordingly, it has not developed a formal policy with regard to this issue.

The Company notes, however, that a physical inventory is taken at the end of each month and any spoilage that has occurred during the month is factored into the month-end inventory amount.  Any adjustments made to inventory to reconcile to the month-end amounts are recognized as current period charges to cost of goods sold in accordance with FAS 151.

Leasehold Improvements, Property, and Equipment, page 19

23.
Please revise for consistency with paragraph 45 of SFAS 144.  Specifically, gains and losses on long-lived assets should be considered part of operations.  Similar revisions should be made throughout your filing.

Response: Complied. See the revised paragraph on page 21 and the revised note on page F-7.

Goodwill and Intangible Assets, page 19

24.
We note that you have included appraised values as a potential source of fair value measurements of goodwill and intangible assets.  If specific intangible assets have been valued by appraisers and such valuation has contributed to the valuation used in your balance sheet, please specifically identify the asset and appraiser, and file a consent from such appraiser as such appraiser would be considered and “expert.”  Otherwise, please remove the reference to the use of appraisals as fair value should be determined by management.  Refer to Exhibit 23 of Item 601 of Regulation S-B.

Response: Complied. See the revised paragraph on page 22 and the revised note on page F-8.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

Business, page 21

25.
Please revise this section to provide more detail and clarity in regards to all material aspects of your business.  For example, clarify in the first sentence that your currently own and operate “one” EVOS restaurant.  Clarify whether you have previously developed new menu items, and describe whether you have arrangements with EVOS to “continue” to develop new menu items as per page 21.  Discuss on page 22 the past attempts by EVOS to negotiate system-wide volume discounts from suppliers and disclose whether these discounts were passed on to you.  Detail management’s prior exposure to and experience with potential multi-unit franchise partners as referenced on page 22.  Describe the performance standards referenced on page 23 that must be met to ensure you receive 50% of the royalties that EVOS earns from franchisees in your exclusive territory.  Clarify what you mean on page 26 by your intent to eventually pursue opportunities to purchase franchises with cash or stock.  Provide specific details about the franchise marketing campaign discussed on page 26, steps you have taken to date to implement it, its timeline and anticipated costs, and how you intend to fund it.  Also, it appears from the biographies beginning on page 29 that management has limited experience in the food services and franchise business, with Scott Olson being the only member of management previously involved in related businesses.  If so, please provide support the assertions in the first paragraph of your Franchise Marketing subsection on page 26.  Also, disclose whether the competitors referenced on page 27 are larger and have significantly greater financial resources.  Refer to Item 101 of Regulation S-B.

Response: See the revised disclosure on pages 24 through 32 of the prospectus.

With respect to the Company’s intent to eventually pursue opportunities to purchase franchises with cash or stock, this intended course of action is at least several years away and contingent upon successfully developing its 12-state territory.  Accordingly, the Company does not believe that providing additional details would be meaningful to investors.

A paragraph has been added on page 30 regarding the Company’s franchise marketing efforts. The Company does not have a formal program and the costs are minimal.

A risk factor has been added regarding management’s limited experience in food service. See page 13.

With respect to the comment regarding the assertions in the first paragraph under “Franchise Marketing,” the only assertion contained in that paragraph states:  “We believe that we have an advantage in franchise development because the people we have targeted have worked successfully with our management team in the past, shortening the learning curve and accelerating entry to the market.”  Because of Henry Cartwright’s background in franchising, he knows several people with backgrounds in multi-unit franchise ownership.  These people understand all the ramifications of opening multiple locations of a franchised concept, such as site selection, location buildout, financing, hiring and training staff, and promotion.  Mr. Cartwright has provided the Company with a group of people to contact.  These people may also be able to refer the Company to other persons with similar backgrounds in multi-unit franchise ownership.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

EVOS Restaurant Franchise

26.
We note that you have renegotiated your ongoing royalty payment agreement for more favorable terms in the short-term.  Please revise your document to include disclosure showing the pro-forma effect of the payment of the original royalty rate for periods during which a reduced rate was in effect.  Such disclosure should be made in your discussion of results of operations for appropriate periods.  We note that the renegotiation is effective beginning in the quarterly period ended June 30, 2007.  In addition, the disclosure in financial statement note 1 (Restaurant Operations – Franchise Agreement) should be expanded to disclose the aggregate dollar and per share effects of this royalty payment holiday.  Please refer to the guidance in SAB Topic 11C and revise accordingly.

Response:  The Company does not believe that the adjustment in the royalty rate constitutes a royalty payment holiday.  As of March 30, 2007, EVOS USA, Inc. implemented a phased-in royalty schedule of 3.5% for the first year of a franchisee’s operations, 4.5% for the second year, and 5.5% thereafter.  Prior to this revised schedule, EVOS USA, Inc. was to receive a 5.5% royalty according to the terms of its franchise agreement, and did receive a 5.5% royalty from the Company, its only franchisee in operation.  Since the Company’s Henderson restaurant was in operation prior to the phased-in royalty schedule, EVOS USA, Inc. agreed that the phase-in would be implemented as to the Henderson restaurant beginning April 2007.  The language on page 25 has been revised to clarify this issue.

The Company believes that to disclose a pro forma effect of this adjustment may be misleading, as it implies that it could have received the reduced rate prior to April 2007.  EVOS USA, Inc. did not change its terms until March 30, 2007.

The EVOS Healthier Fast Food Concept, page 21

27.	Consistent with your disclosure on page 8, please clarify that while EVOS USA, Inc. has awarded six franchises, only one is currently operating.

Response: Complied. See the revised disclosure on page 24.

Directors, Executive Officers and Key Employees, page 29

28.
Please disclose each person’s business experience during the past five years.  For example, disclose the business experience of Terry Cartwright since October 2002, of Gregory Janson since November 2005, and of Ulderico Conte since May 2005.

Response:  Complied.  See the revised disclosures on pages 33 and 34.

29.	Consistent with your disclosure on page 28, revise to specify that Brad Beckstead is a part-time employee. Also, disclose the approximate percentage of time he allocates to your business.

Response: Complied. See page 33.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

Security Ownership of Certain Beneficial Owners and Management, page 34

30.	Please check to ensure that all the percentages in the table are accurate. For example, it appears that Ira Miller owns 14.35% before the offering and will own 5.14% after it.

Response:  Mr. Miller’s beneficial ownership includes 100,000 shares issuable upon exercise of options.  Accordingly, the calculation for his percentage of ownership is 200,000 divided by the 1,393,350 shares outstanding plus the 100,000 shares deemed outstanding for the purpose of the calculation, resulting in 13.4%.  Similarly, after the offering, the calculation is 200,000 divided by 3,893,350 shares plus the 100,000 shares deemed outstanding, resulting in 5.0%.

Other Warrants, page 39

31.	Please revise to clarify when the warrants were granted to the service providers referenced in this section.

Response: Complied. The table on page 46 has been revised to include a column for the Issuance Date of the warrants.

Underwriting, page 42

32.
We note your disclosure that a prospectus in electronic format may be made available.  Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website and describe the material terms of your agreement.  Provide us also with copies of all information concerning your company or prospectus that has appeared on their website.  If you subsequently enter into any such arrangements, promptly supplement your response.

Response:   The underwriters have not made any arrangements with a third party to host or access the preliminary prospectus on the Internet.  Further, they do not have any current plans to make such arrangements.  If the underwriters later enter into such arrangements, the Company will promptly supplement its response to this comment.

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Restaurant Operations:  Franchise Agreement, page F-6

33.
Please revise your disclosure here to indicate the circumstances under which each of these marketing payments would be required.  In addition, please disclose the aggregate dollar and per share impact such payments would have.

Response:  Complied.  See the revised disclosure on page F-6 to indicate the circumstances under which each of the marketing payments would be required and the aggregate dollar and per share impact such payments would have on the financial statements.  This added disclosure does not have any impact on the financial statements.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

34.
We note that you advanced $77,500 to EVOS USA as consideration for the right to open 12 stores, and you are accounting for this payment as a prepaid franchise fee that will be reclassified to franchise fees and amortized as you establish these future operating locations as stated in note 7.  As you are required to open in excess of these 12 additional restaurants within the first two operating years as per your schedule on page 23, it appears this payment should be amortized as an intangible asset over the shorter of the two year length of time to open these 12 restaurants or the actual period the restaurants are opened.  As such, the entire amount would be expensed over the maximum two -year development period, between June 1, 2007 and May 31, 2009.  Please revise your financial statements accordingly.

Response:  The Staff’s comment is acknowledged and the wording of Note 1 has been revised to better state the Company’s accounting policy for capitalizing and amortizing intangible assets in accordance with SFAS 142, paragraph 11, which states as follows:

“The accounting for a recognized intangible asset is based on its useful life to the reporting entity.  An intangible asset with a finite useful life is amortized….The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute either directly or indirectly to the future cash flows of that entity.  The estimate of the useful life of an intangible asset to an entity shall be based on a analysis of all pertinent factors, in particular: …c) Any legal, regulatory, or contractual provisions that may limit the useful life; and d) Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions…”  The Company has determined the useful life of the franchise fees to be 10 years based on the terms of the franchise agreement.  This added disclosure does not have any impact on the financial statements.

The Company respectfully disagrees with the Staff’s statement that “…it appears this payment should be amortized as an intangible asset over the shorter of the two year length of time to open these 12 restaurants or the actual period the restaurants are opened…” because the payment is considered to be a prepayment for future restaurants and will be accounted for according to each of the following scenarios:  (1) reclassified to “Franchise Fees” upon the opening of each of the 12 restaurants, at which time the “per restaurant” fee of $6,458 ($77,500/12 restaurants) will be amortized over the 10-year useful life in accordance with SFAS 142, paragraph 11; (2) recorded as a “Cost of Sale” in the event one of the 12 restaurants is sold to a third-party franchisee in accordance with the Area Representative Agreement; or (3) reviewed for impairment on a periodic basis (typically quarterly) and accounted for properly in accordance with SFAS 142.

The Company’s conclusions to the Staff’s comment have resulted in no financial statement impact.

35.
In addition, please revise this note to include the total and actual royalty rate to be paid to EVOS USA on company owned restaurants, as it is currently unclear whether such rate is 5.5% of 1/2 of such rate.

Response:  Complied.  See the revised disclosure in the note entitled “Franchise sales activities; area representative agreement” on pages F-6 and F-7, as well as the disclosure in Note 9 on page F-23, to more clearly state the total and actual royalty to be paid to EVOS USA on

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

company owned restaurants.  This added disclosure does not have any impact on the financial statements.

Income Taxes, page F-9

36.
Please revise your presentation of tax provision and deferred tax assets and liabilities to fully comply with paragraphs 43 through 49 of SFAS 109.  Specifically, please present your deferred and current tax provision by jurisdiction (Federal and State), as well as a reconciliation of actual to statutory tax rates.  Also, please indicate when net operating loss carryforwards begin to expire.

Response: Complied. See the revised note on page F-9, which now complies with paragraphs 43 through 49 of SFAS 109. This added disclosure does not have any impact on the financial statements.

Revenue, Discounts, and Expense Recognition, page F-10

37.
We note from your disclosure here that initial franchise fees are recognized and fully earned upon the execution of the franchise agreements for each EVOS restaurant in your 12-State territory.  Please tell us what responsibilities you bear in the initial set-up phase for new franchises in your 12-State territory, when such responsibilities are substantially complete, and how such completion aligns with your current revenue recognition policy.  If you have no additional initial set-up responsibilities for franchises in your territory, so state.  In your response, also specifically address that at the time you recognize the initial franchise fees you have provided “substantial performance”, as required by all three conditions (a) – (c) in paragraph 5 of SFAS 45.

Response:  Complied.  See the revised note on page F-10, which refers to the three conditions set forth in paragraph 5 of SFAS 45.  This added disclosure does not have any impact on the financial statements.

Note 3 – Restatement of 2006 Financial Statements, page F-13

38.
Please revise your table summarizing the 2006 restatements for consistency of signs with regard to the $40,152 net income effect.  It currently does not appear to foot as the signs are used for income and expense are inconsistent.

Response: Complied. See Note 3 on page F-13.

General

39.	Please update your financial statements and consent in accordance with Item 310 of Regulation S-B in your next amendment.

Response: Complied. The financial statements include the six months ended June 30, 2007 and a new consent has been filed. See exhibit 23.2.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
October 9, 2007

Recent Sales of Unregistered Securities, page II-1

40.
Please expand the disclosure provided in this section to include the information required by Item 701 of Regulation S-B for all unregistered securities that you sold within the past three years.  For example, provide a more detailed description and factual basis for the exemptions relied upon.  Also, tell us who the seven persons were that acquired common stock on November 2005, and whether the legal services provided by Mr. Scofield and Mr. Funari related to these sales.  In addition, tell us what options were awarded to consultants on June 30, 2007 and what services were received as consideration for them.

Response: Complied. See the revised table in Item 26 on pages II-1 through II-3.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:     Healthy Fast Food, Inc.
          Reeves, Evans, McBride & Zhang, LLP
          Holland & Knight LLP

RESTAURANT INDUSTRY AT A GLANCE: 2007

Restaurant-Industry[1] Sales	$537 billion
Locations	935,000
Employees	12.8 million

Total Restaurant-Industry Employment

14.8 million
12.8 million
10.3 million
1997
2007*
2017*

* projected
Source: National Restaurant Association

Restaurant Sales

(In billions of current dollars)

$536.9
$322.5
$199.7
$42.8
1970
1987
1997
2007*

* projected
Source: National Restaurant Association

Restaurant Industry's Share of the Food Dollar

25%
47.9%
1955
Present

Source: National Restaurant Association

4%

Sales Overview

- **Restaurant-industry sales** are forecast to reach a record $536.9 billion in 2007 — an increase of 5 percent over 2006, or 2.1 percent in real (inflation-adjusted) terms.
- **Sales at fullservice restaurants** are projected to reach $181.6 billion in 2007, an increase of 5.1 percent over 2006, for a real growth rate of 2.1 percent.
- **Sales at quickservice restaurants** are projected to reach $150.1 billion in 2007, an increase of 5 percent over 2006, for a real growth rate of 2.1 percent.
- **2007 will mark the 16th consecutive year of real sales growth** for the restaurant industry.
- **On a typical day in 2007**, the restaurant industry will post average sales of more than $1.5 billion.

[1] The National Restaurant Association defines the restaurant industry as that which encompasses all meals and snacks prepared away from home, including all takeout meals and beverages.

2 NATIONAL RESTAURANT ASSOCIATION 2007 FORECAST | www.restaurant.org

RESTAURANT INDUSTRY SALES & SEGMENTS

Restaurant Industry Sales & Segments

Restaurant-industry sales to advance 5 percent in 2007

Restaurant-industry sales will reach an estimated $536.9 billion in 2007, according to the National Restaurant Association's *2007 Restaurant Industry Forecast* — 5 percent higher than 2006 in current-dollar terms and 2.1 percent above 2006 sales when adjusted for inflation. 2007 will mark the 16th consecutive year of real sales growth for restaurants.

The industry's sales represent about 4 percent of the U.S. gross domestic product and come from 935,000 foodservice locations throughout the United States. The Association tracks sales in 39-plus distinct segments of the industry, from fullservice and quickservice restaurants to on-site food-and-beverage operations in hospitals, schools and factories.

The following charts and analysis offer a more in-depth look at the forces at work in some of these markets, including those for fullservice operators, quickservice operators, restaurant suppliers and other major markets.

www.restaurant.org | NATIONAL RESTAURANT ASSOCIATION 2007 FORECAST 9

RESTAURANT INDUSTRY
SALES & SEGMENTS

Restaurant Industry Food-and-Drink Sales Projected Through 2007

	2004 Estimated F&D Sales ($000)	2006 Projected F&D Sales ($000)	2007 Projected F&D Sales ($000)	'06–'07 Percent Change	'06–'07 Percent Real Growth Change	'04–'07 Compound Annual Growth Rate
EATING PLACES						
Fullservice restaurants[2]	$156,856,918	$172,769,112	$181,580,337	5.1 %	2.1 %	5.0 %
Limited-service (quickservice) restaurants[3]	129,520,592	142,932,450	150,079,072	5.0	2.1	5.0
Cafeterias, grill-buffets and buffets[4]	4,968,152	5,223,714	5,448,334	4.3	1.4	3.1
Social caterers	4,936,007	5,667,078	6,069,440	7.1	4.1	7.1
Snack and nonalcoholic beverage bars	15,741,864	18,531,899	20,162,488	8.8	5.9	8.6
TOTAL EATING PLACES	$312,023,533	$345,124,053	$363,339,671	5.3 %	2.3 %	5.2 %
Bars and taverns	14,438,492	15,302,924	15,792,618	3.2	-0.2	3.0
TOTAL EATING-AND-DRINKING PLACES	$326,462,025	$360,426,977	$379,132,289[5]	5.2 %	2.2 %	5.1 %
MANAGED SERVICES[6]						
Manufacturing and industrial plants	$6,281,258	$6,905,276	$7,099,256	2.8 %	-0.1 %	4.2 %
Commercial and office buildings	2,129,879	2,334,774	2,430,500	4.1	1.2	4.5
Hospitals and nursing homes	3,361,643	3,833,756	4,065,177	6.0	4.2	6.5
Colleges and universities	8,594,981	10,034,080	10,897,011	8.6	4.8	8.2
Primary and secondary schools	3,766,072	4,602,517	5,012,141	8.9	6.2	10.0
In-transit restaurant services (airlines)	2,061,488	1,921,471	1,948,372	1.4	-1.6	-1.9
Recreation and sports centers	4,019,672	4,368,555	4,560,771	4.4	1.4	4.3
TOTAL MANAGED SERVICES	$30,214,993	$34,000,429	$36,013,228	5.9 %	2.9 %	6.0 %
LODGING PLACES						
Hotel restaurants	$22,166,551	$25,047,493	$26,425,105	5.5 %	2.5 %	6.0 %
Other accommodation restaurants	359,827	396,774	412,248	3.9	1.0	4.6
TOTAL LODGING PLACES	$22,526,378	$25,444,267	$26,837,353	5.5 %	2.5 %	6.0 %
Retail-host restaurants[7]	21,372,399	23,788,291	25,053,348	5.3	2.4	5.4
Recreation and sports[8]	10,907,425	11,916,364	12,626,743	6.0	3.0	5.0
Mobile caterers	868,738	951,543	980,489	3.0	0.1	4.2
Vending and nonstore retailers[9]	9,402,932	10,219,106	10,556,336	3.3	1.3	3.9
TOTAL – GROUP I	**$421,752,890**	**$466,746,977**	**$491,199,786**	**5.2 %**	**2.3 %**	**5.2 %**
Employee restaurant services[10]	$623,425	$470,160	$478,761	1.8 %	-0.1 %	-8.4 %
Public and parochial elementary, secondary schools	5,206,321	5,382,626	5,362,423	-0.4	-3.1	1.0
Colleges and universities	5,624,963	5,700,734	5,718,953	0.3	-3.5	0.6
Transportation	1,459,767	1,724,465	1,856,497	7.7	5.5	8.3
Hospitals[12]	11,885,883	12,634,182	12,962,671	2.6	0.8	2.9
Nursing homes, homes for the aged, blind, orphans and the mentally and physically disabled[13]	6,087,948	6,433,948	6,581,929	2.3	0.6	2.6
Clubs, sporting and recreational camps	7,594,885	8,563,332	9,061,235	5.9	2.8	6.1
Community centers	1,579,202	1,703,121	1,754,215	3.0	1.3	3.6
TOTAL – GROUP II	**$40,062,394**	**$42,602,568**	**$43,776,684**	**2.8 %**	**0.3 %**	**3.0 %**
TOTAL – GROUPS I AND II	**$461,815,284**	**$509,349,545**	**$534,976,470**	**5.0 %**	**2.1 %**	**5.0 %**
Officers' and NCO clubs (Open mess)	$1,125,810	$1,247,121	$1,313,218	5.3 %	2.3 %	5.3 %
Military exchanges	521,465	562,764	601,032	6.8	3.9	4.8
TOTAL – GROUP III	**$1,647,275**	**$1,809,885**	**$1,914,250**	**5.8 %**	**2.8 %**	**5.1 %**
GRAND TOTAL	**$463,462,559**	**$511,159,430**	**$536,890,720**	**5.0 %**	**2.1 %**	**5.0 %**

Source: National Restaurant Association

FOOTNOTES

1. Data are given only for establishments with payroll.
2. Waiter/waitress service is provided, and the order is taken while the patron is seated. Patrons pay after they eat.
3. Patrons generally order at a cash register or select items from a food bar and pay before they eat.
4. Formerly commercial cafeterias.
5. Food-and-drink sales for nonpayroll establishments should total $13,770,774,000 in 2007.
6. Also referred to as onsite foodservice and food contractors.
7. Includes drug- and proprietary-store restaurants, general-merchandise-store restaurants, variety-store restaurants, food-store restaurants and grocery-store restaurants (including a portion of delis and all salad bars), gasoline-service-station restaurants and miscellaneous retailers.
8. Includes movies, bowling lanes, recreation and sport centers.
9. Includes sales of hot food, sandwiches, pastries, coffee and other hot beverages.
10. Business, educational, governmental or institutional organizations that operate their own restaurant services.
11. Includes industrial and commercial organizations, seagoing and inland-waterway vessels.
12. Includes voluntary and proprietary hospitals; long-term general, TB, nervous and mental hospitals; and sales or commercial equivalent to employees in state and local short-term hospitals and federal hospitals.
13. Sales (commercial equivalent) calculated for nursing homes and homes for the aged only. All others in this grouping make no charge for food served either in cash or in kind.
14. Continental United States only.

Industry real growth in 2007 is projected to be 2.1 percent

▒ Percent change in current dollars

Percent change in real dollars

Total Industry
2006/2007 5.0%
2005/2006 5.0%
2004/2005 5.0%
2006/2007 2.1%
2005/2006 1.8%
2004/2005 1.9%
Fullservice Restaurants
2006/2007 5.1%
2005/2006 4.7%
2004/2005 5.2%
2006/2007 2.1%
2005/2006 1.4%
2004/2005 2.0%
Quickservice Restaurants
2006/2007 5.0%
2005/2006 5.1%
2004/2005 5.0%
2006/2007 2.1%
2005/2006 2.0%
2004/2005 1.9%

10 NATIONAL RESTAURANT ASSOCIATION 2007 FORECAST | www.restaurant.org

Restaurant-Industry Sales:

Historical Perspective

Restaurant-Industry Food-and-Drink Sales, 1971–2007 (Percent Change)

14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005*
2007*

Current-dollar growth   Real (inflation-adjusted) growth

* Growth rates are estimated for 2005 and projected for 2006–2007. Providing final estimates for restaurant-industry sales from previous years is an ongoing process. The National Restaurant Association's Restaurant TrendMapper offers updated sales estimates as they become available. Visit www.restaurant.org/trendmapper to learn more.

Source: National Restaurant Association

At a Glance

Key Restaurant-Industry Segments, 2003–2007

National Restaurant Association economists project restaurant-industry sales each year and also take a close look back, in an ongoing process of providing detailed final estimates for restaurant-industry sales in previous years. This chart shows the NRA's updated estimates of sales for key restaurant-industry segments from 2003 through 2005, along with projections for 2006 and 2007.

Restaurant-Industry Food-and-Drink Sales, 2003–2007 ($000)

	2003	2004	Percent Change	2005*	Percent Change	2006**	Percent Change	2007**	Percent Change
COMMERCIAL RESTAURANT SERVICES	$396,831,067	$421,752,890	6.3 %	$443,667,105	5.2 %	$466,746,977	5.2 %	$491,199,786	5.2 %
Eating Places	292,788,948	312,023,533	6.6	328,378,609	5.2	345,124,053	5.1	363,339,671	5.3
Fullservice restaurants	148,257,957	156,856,918	5.8	165,013,478	5.2	172,769,112	4.7	181,580,337	5.1
Limited-service restaurants	120,484,272	129,520,592	7.5	135,996,622	5.0	142,932,450	5.1	150,079,072	5.0
Cafeterias, grill-buffets & buffets	5,059,218	4,968,152	-1.8	5,022,802	1.1	5,223,714	4.0	5,448,334	4.3
Social caterers	4,604,484	4,936,007	7.2	5,281,527	7.0	5,667,078	7.3	6,069,440	7.1
Snack & nonalcoholic beverage bars	14,363,016	15,741,864	9.6	17,064,180	8.4	18,531,699	8.6	20,162,488	8.8
Bars and taverns	13,950,234	14,438,492	3.5	14,857,208	2.9	15,302,924	3.0	15,792,618	3.2
TOTAL EATING-AND-DRINKING PLACES	306,719,180	326,462,025	6.4	343,235,817	5.1	360,426,977	5.0	379,132,289	5.2
NONCOMMERCIAL RESTAURANT SERVICES	38,199,462	40,062,394	4.9 %	41,345,484	3.1 %	42,602,568	3.0 %	43,776,684	2.8 %
MILITARY RESTAURANT SERVICES	1,576,339	1,647,276	4.5 %	1,719,020	4.4 %	1,809,885	5.3 %	1,914,250	5.8 %
TOTAL INDUSTRY SALES	$436,606,868	$463,462,559	6.2 %	$486,731,609	5.0 %	$511,159,430	5.0 %	$536,890,720	5.0 %

* estimate ** projection

Source: National Restaurant Association

www.restaurant.org | NATIONAL RESTAURANT ASSOCIATION 2007 FORECAST 11

RESTAURANT INDUSTRY
SALES & SEGMENTS

Quickservice-Restaurant Outlook for 2007

- **Steady as it goes:** The National Restaurant Association projects that sales in quickservice restaurants* will increase to $150.1 billion in 2007, a 5 percent increase over 2006. When the effects of inflation are removed, the "real" growth rate for quickservice restaurants in 2007 is expected to be 2.1 percent — the same rate of growth expected for the restaurant industry overall and for the fullservice-restaurant segment. The 2007 projection would continue a pattern of consistent solid growth in the quickservice segment. Sales increased an estimated 5.1 percent in 2006 (2 percent in real terms) and 5 percent in 2005 (1.9 percent in real terms).

- **What's driving the growth:** Quickservice restaurants have thrived on meeting unrelenting consumer demand for convenience and value and using technology to deliver better value and pass savings on to customers. In recent years quickservice operators have been agile and innovative in offering more food choices and menu diversity while maintaining value. They also have worked to draw more people in through continuing design enhancements and aggressive efforts to promote "better-for-you" food-and-beverage offerings.

- **Customer satisfaction:** The vast majority of consumers are satisfied with key attributes of quickservice restaurants. Roughly three of four consumers indicate they are satisfied with quickservice-restaurant design and décor, takeout packaging, service, and value received for the price paid. Roughly seven in 10 said they are satisfied with order accuracy, food quality and cleanliness.

- **Challenges:** With a positive economy and a tight labor market, close to four in 10 quickservice-restaurant operators say their No. 1 challenge for 2007 will be recruiting and retaining employees. The cost of labor also is a concern, along with building and maintaining sales volume.

- **What to watch:** Look for greater menu diversification, more remodeling, increased adoption of efficiency-enhancing technology, and a focus on drive-thru, delivery and catering business. Gift cards should represent another area of growth for quickservice operators.

* Establishments where patrons generally order at a cash register or select items from a food bar and pay before they eat.

$142.9 billion
5%
nominal growth
2.1%
real growth
$150.1 billion
2006*
2007*

* projected

Source: National Restaurant Association

Percent of quickservice-restaurant operators who mention as their top challenge in 2007

Recruiting and retaining employees	38%
Labor costs/wages	10%
Building/maintaining sales volume	9%
Energy costs	9%
Food costs	7%

Source: National Restaurant Association, 2006

Percent of quickservice-restaurant operators planning to allocate a larger proportion of their budget to selected items in 2007

Remodeling	52%
Technology	50%
Training	43%
Unit expansion	43%
Food safety/security	36%
Advertising/promotion	23%

Source: National Restaurant Association, 2006

Most quickservice operators expect business to be better in 2007 than 2006

Better than
2006:
57%

Source: National Restaurant Association, 2006

16 NATIONAL RESTAURANT ASSOCIATION 2007 FORECAST | www.restaurant.org

RESTAURANT INDUSTRY SALES & SEGMENTS

Quickservice Restaurants in 2007

1. 6 Key Business-Builders

Quickservice operators will refine and expand the ways they meet customer demand for convenience, choice and speed in 2007. Technology will help drive efficiency. Fifty percent of quickservice operators anticipate they will spend a greater share of their budget on technology in 2007.

Drive-thru: More than three of five quickservice operators (63 percent) said in a National Restaurant Association survey that they expect drive-thru sales to account for a larger proportion of their total sales in 2007.

Delivery: Forty-two percent of the quickservice operators who offer delivery expect it to account for more of their sales in 2007. Roughly two of five quickservice operators offer delivery, according to Association research.

Catering: About three of five quickservice operators offer catering, and 52 percent of them expect it to represent a larger share of their sales in 2007.

Night service: In a 24/7 society, more restaurant operators will welcome the late-evening diner. More than half of quickservice operators (55 percent) offer late-night drive-thru or takeout service, National Restaurant Association research shows. For quickservice operators with per-person checks averaging less than $6.50, the percentage is higher (71 percent).

Gift cards: More than eight in 10 quickservice-restaurant operators report they offer gift cards or gift certificates; in these operations, gift cards represent an average of 3 percent of annual sales. That percent likely is on its way up: More than six in 10 quickservice operators said they anticipate gift cards will account for a larger proportion of their total sales in 2007.

Frequent-diner programs: Twenty percent of quickservice operators overall – and 29 percent of quickservice operators with average per-person checks of $6.50 and over – say they offer programs to reward loyal customers with gift certificates or other incentives.

2. The Workforce Challenge

With a strong economy, a tight labor pool and fewer teens opting to work, nearly four in 10 quickservice operators say their No. 1 challenge in 2007 will be recruiting and retaining employees. National Restaurant Association quickservice-operator survey respondents say they see fewer applicants and fewer qualified applicants than they did two years ago. More than half report that it takes longer to fill positions than it did two years ago. Costs also are a concern, including climbing health-insurance costs. Training is a high priority; more than four in 10 operators expect to invest a higher proportion of their budget in training in 2007. For more details see Workforce Outlook, page 29.

3. Give Customers More Control

Customers comfortable with self-service may start to expect more from quickservice restaurants in 2007.

Do-it-yourself payment: More than one-fifth of customers have swiped their own credit or debit cards in a quickservice restaurant — and half of those who haven't say they'd be likely to if they had the option. With credit- and debit-card acceptance near-universal in quickservice restaurants, self-swipe payment likely will follow. More than 90 percent of quickservice operators accept credit and debit cards, according to Association research.

Do-it-yourself orders: One in 10 adults have placed their own order at a quickservice restaurant using a self-serve terminal, and half of those who haven't say they would if they could. Just 2.5 percent of quickservice operators surveyed by the National Restaurant Association report they offer customer-activated ordering terminals, but 2007 could be another story. Eleven percent of the quickservice operators who don't offer those terminals now say they plan to in 2007.

Do-it-yourself beverages: Three of five quickservice operators offer self-serve beverage kiosks in their restaurants, up from 54 percent in 2000.

4. New Menu Options

The top food items growing in popularity for quickservice restaurants: chicken sandwiches, deli-style sandwiches and wraps/pitas/tortillas. Energy drinks and espresso/specialty coffees led the way among beverage items. Bottled water also is likely to be appearing on more quickservice-restaurant menus. Nearly six in 10 quickservice operators reported in October 2006 that bottled water is gaining in popularity. See Food and Menu Trends, page 26.

5. Environmental Sensitivity

Look for increased activity in quickservice restaurants on recycling and conservation. Three-quarters of quickservice operators buy products from recycled materials. Nearly seven in 10 recycle fats, oils and grease, and 43 percent recycle paper. One in five quickservice-restaurant operators recycle plastic, glass and aluminum/tin.

www.restaurant.org | NATIONAL RESTAURANT ASSOCIATION 2007 FORECAST 17

TAKEOUT TAKES OFF Page 1 of 4

Search

Most popular | Subscribe

Advertisement
TECH E-NEWSLETTER SIGN UP FOR OUR FREE DAILY TECH EMAIL TODAY! CLICK HERE Straight to your inbox USA TODAY .com

USA TODAY Home News Travel Money Sports Life Tech Weather

Archives Inside Weather

Classifieds: | careerbuilder | eHarmony | Real estate

Search | Saved Search | Logout | Tips | FAQ | Pricing | My Account | Help | About | Terms

Advertisement
TRAVEL DEALS from Sherman's Top 25
Published on 07.11.07
$83 & up US summer flights
$76 & up Luxe all-incl. beach resorts
$435+ 4-nt Hawaii vacations with air
$138 & up Vegas flights in August
$312 & up Air to popular Europe
$189+ 3-night Bahamas cruises
$199 & up Last-min US city trips
» more

Document

Start a New Search | Previous Results

Other Formats: Abstract Full Text Reprints and Permissions Printer Friendly

USATODAY.com

TAKEOUT TAKES OFF

Time-pressed Americans' push for more food to go is reshaping the way restaurants do business [FINAL Edition]

USA TODAY - McLean, Va.
Author: Bruce Horovitz
Date: Jun 13, 2007
Section: NEWS
Document Types: News
Text Word Count: 1774

Document Text

(Copyright (c) 2007 USA Today. All Rights Reserved.)

Stuart Kroll recently pulled his 83-foot yacht into the marina in St. Simons Island, Ga., and did what any good yachtsman would do: He ordered out.

Not just any takeout, mind you. A gourmet dinner of fresh grouper, vegetable medley and fine wine was wheeled to his boat from Coastal Kitchen Seafood & Raw Bar, an upscale marina restaurant 400 feet away. Dinner for two: $150.

"Our boat is our waterfront restaurant," says Kroll, an investor who, with his wife, Ginny, divides time among East Coast marinas. "Why eat out?"

Most Americans don't own yachts -- or even dinghies -- but the couple are part of a growing majority of consumers who often buy restaurant-made meals to eat elsewhere. Restaurants used to be where folks went to sit and eat. But in a nation whose citizens are increasingly too busy, too impatient and perhaps even too lazy to sit down and eat a meal out, more restaurants than ever are evolving into something few could have predicted even two decades ago: packaged-goods emporiums.

America not only has become a takeout nation, it's increasingly picky about what it brings home. Takeout lunch or dinner no longer is limited to the neighborhood McDonald's or Pizza Hut, the supermarket deli or the prepared-food section of an upscale grocer such as Whole Foods. Now, in a trend that's reshaping the $537 billion restaurant industry, consumers are demanding takeout from casual and even fine-dining eateries.

Well over half of the meals purchased at the nation's estimated 935,000 restaurants are gobbled up at home, back at the office or in the car. Twenty-five years ago, far more people ate restaurant food in eateries than took it out. By 2006, the typical American ate 81 meals inside restaurants but ordered 127 to go, reports researcher NPD Group.

So, faster than you can say, "To go," the restaurant industry is reinventing itself with double-lane drive-throughs, curbside pickup and takeout-only counters. The very notion of eating out is being redefined.

"People used to go to restaurants to eat," says Harry Balzer, food guru at NPD Group, who has been tracking the trend for more than two decades. "Now, they go out to get food to go."

Industry shifts toward takeout

The numbers keep growing. More than nine in 10 family-dining and casual-dining restaurants offer takeout, as do three-quarters of fine-dining locations, reports the National Restaurant Association. And 47% of casual-dining

http://pqasb.pqarchiver.com/USAToday/access/1287586351.html?dids=1287586351:1287586351&FMT... 7/18/2007

TAKEOUT TAKES OFF

Page 2 of 4

operators recently surveyed say their takeout business wil. ...w in 2007.

"The industry used to say it was America's dining room," says Hudson Riehle, the group's senior vice president of research. But as the takeout side of the business explodes, he says, "It's becoming America's family room."

A generation of Americans is eating out in an entirely different way than did the generation before it. In 1955, about 25% of the money Americans spent on all food purchases -- including groceries - - was at restaurants. Today, it's 48%, the restaurant trade group says.

It's a trend that's changing American society -- for good or bad.

"The meal is not something that Americans see as primary in their lives," says Darra Goldstein, editor in chief of Gastronomica, a food and culture journal. "Eating is something they do while they're doing something else."

'I don't want to cook'

It's also affecting the way restaurants, plain or fancy, do business:

*Twice a month, Gail Christiansen of Tarpon Springs, Fla., hops in her Toyota 4Runner with her yellow Labrador retriever to fetch her family dinner from a nearby Outback Steakhouse -- at the restaurant's curbside pickup.

"It's usually because I don't want to cook and don't want to go to the grocer," says the mother of two teenagers. The meal for four typically costs her and her husband, Mark, about $70.

She loves curbside service -- she calls ahead, and the food is brought to her car when she arrives -- because she can bring her 9- year-old dog, Mia. Outback employees often greet Mia with a dog biscuit.

"And I don't even have to put on shoes," Christiansen says.

For Outback, which was among the first to offer curbside pickup for casual restaurants, the takeout business has been huge. It will account for nearly 12% of sales in 2007, or $300 million, up from less than 3% of sales about a decade ago, says Paul Avery, chief operating officer of parent company OSI Restaurant Partners.

The concept was created by Jeff Smith, now president of Outback, in 1994, when he was a franchisee in a suburb of Orlando. He started to block off parking spaces in the lot specifically for takeout and had hostesses run meals out to cars.

Takeout quickly took off.

Today, all 801 Outbacks offer curbside pickup. Each restaurant has an area set aside for takeout and three employees who do nothing else: a food runner, a phone order-taker and a meal bagger. Closed- circuit cameras aimed at the curbside parking area let employees know when a takeout diner pulls up.

The takeout business has been so successful that next month Outback will begin online ordering for curbside pickup. Smith says that may help boost Outback's takeout business to 15% of sales.

*Old Ebbitt Grill, a historic, white-tablecloth restaurant near the White House, has served dignitaries from Alexander Hamilton to Theodore Roosevelt to Bill Clinton. Now, it's serving people on the go: about 100,000 takeout meals a year.

It's where Jeanne Schlegel, who works at the U.S. Department of Veterans Affairs, heads for lunch each day. Not to Old Ebbitt Grill - - where she rarely eats -- but to the Ebbitt Express takeout behind it.

On a recent Friday, she buys the popular garlic cream chicken pasta before rushing back to her office. There, she says, she plans to spend her abbreviated lunch time paying bills and making a few personal phone calls.

"When else am I gonna do this stuff?" she asks.

Clearly, executives at Old Ebbitt Grill understand Schlegel's time crunch. That's why they opened the Ebbitt Express in 1994.

"There was a void," explains Kyle Gaffney, general manager of both restaurants. "People wanted takeout, but they didn't want junk food."

Now, at Old Ebbitt Grill, every menu item is available for takeout.

"We've had to get much more serious about containers that will hold the heat," Gaffney says. "Customers are driving long distances and want to eat it right out of the box."

*Even Starbucks is getting into the act. The coffee kingpin hasn't made this public, but when it revamps its lunch program at 4,400 (about 70%) of its domestic outlets nationwide on June 26 with two new, chilled salads, it'll do so with takeout in mind.

"This is the grab-and-go generation," says Michelle Gass, Starbucks senior vice president. "Customers who come

http://pqasb.pqarchiver.com/USAToday/access/1287586351.html?dids=1287586351:1287586351&FMT... 7/18/2007

TAKEOUT TAKES OFF Page 3 of 4

in for a morning latte can now create a brown-bag lunc. go."

Among the salads being launched nationally: a Southwest-style Fiesta Salad and Tomato Mozzarella Insalata. Regional markets also will offer up to three more varieties; prices will range from $5 to $6. And, increasingly, folks will be able to buy salads at Starbucks without walking into a store.

Starbucks, which built its first drive-through in Vancouver, Wash., in 1994, now has them in 2,000 stores and counting.

*McDonald's has done for takeout meals what Apple has done for portable media players: made them ubiquitous. McDonald's doesn't break down exactly how much of its business goes out the door. But 60% of its sales are via drive-throughs, says Jan Fields, chief operations officer.

Since opening its first drive-through in 1975 in Sierra Vista, Ariz., the company has opened nearly 12,000 more. That includes 1,000 units with two drive-throughs.

As a result, says Bob Marshall, senior vice president of operations, one of the first questions McDonald's asks before creating a product is: How will it travel? Equally important: Is it driver-friendly?

That's the reason its new mini-cinnamon rolls, Cinnamon Melts, were designed in small, finger-friendly pieces so folks can snack and drive, Fields says.

*Known as much for its long lines as its big portions, Cheesecake Factory began offering curbside pickup at more than 100 of its 124 restaurants during the past year.

Without being advertised, takeout meals have zoomed to 8% of the chain's business, says Howard Gordon, senior vice president of business development. It may surpass 10% in the next year or two. The most popular takeout items: salads. That's one reason the chain recently expanded its lunch-size salad offerings.

When folks eat inside Cheesecake Factory, they usually order the same meal each time, Gordon says. But when they order takeout, they tend to try different items.

"We don't know why," he says.

*P.F. Chang's China Bistro, the upper-end Chinese chain, snubbed its nose at takeout a decade ago. Back then, Chang's essentially discouraged customers from requesting takeout.

"But the reality was, that's the way a lot of people look at Chinese food," CEO Richard Federico says. In fact, the top complaint the chain received was for its poor takeout service, he says.

Things have changed.

Chang's now has a dedicated takeout area in each location. It has a person on staff who does nothing but handle takeout. And it redesigned its takeout packaging to keep food hotter. With no marketing of the service, takeout now accounts for 13% of the chain's sales, Federico says.

On top of that, the chain created the Pei Wei Asian Diner concept, a more casual chain that does 40% of its business by takeout.

Chang's newest problem: Its takeout business might be growing too fast.

Some Chang's outlets now do 20% of their business in takeout. That has created a need to design restaurants with less space for tables and more space for meal preparation.

"It presents an operational challenge to our kitchens," Federico says.

'When you add it up ...'

Jennifer Siegel says she buys takeout for one reason: her sanity.

The group fitness director from Westfield, N.J., is renovating her kitchen. That means daily takeout for her family, which includes three children under age 10.

Even before the construction began, takeout was common by necessity, she says. Asked what she spends on takeout monthly, Siegel pauses for a long breath, then answers hesitantly: about $600.

The number seems to startle her even as she says it. That's $7,200 a year -- enough to buy an ultrafancy fridge for her new kitchen.

"When you add it up, it's scary," Siegel says. "But what the heck -- it makes life work."

[Illustration]
GRAPHIC, B/W, Marcy E. Mullins, USA TODAY, Source: NPD Group (Line graph); PHOTO, Color, Julia Schmalz, USA TODAY; PHOTOS, B/W, Jessica Leigh for USA TODAY (2)

http://pqasb.pqarchiver.com/USAToday/access/1287586351.html?dids=1287586351:1287586351&FMT... 7/18/2007

TAKEOUT TAKES OFF

Page 4 of 4

Reproduced with permission of the copyright owner. Further reproduction or distribution is prohibited without permission.

Abstract (Document Summary)

"The industry used to say it was America's dining room," says Hudson Riehle, the group's senior vice president of research. But as the takeout side of the business explodes, he says, "It's becoming America's family room."

"It's usually because I don't want to cook and don't want to go to the grocer," says the mother of two teenagers. The meal for four typically costs her and her husband, Mark, about $70.

"There was a void," explains Kyle Gaffney, general manager of both restaurants. "People wanted takeout, but they didn't want junk food."

Reproduced with permission of the copyright owner. Further reproduction or distribution is prohibited without permission.

Other Formats: Abstract | Full Text | Reprints and Permissions | Printer Friendly

Advertisement

Get the latest travel news, trends, tips and deals—right in your in-box!
Click here to sign up for the USATODAY.com daily Travel Newsletter.
Travel

About USA TODAY.com: Site Map | FAQ | Contact Us | Jobs with Us
Terms of Service | Privacy Policy | Media Kit | Press Room

News Your Way: Mobile News | Email News | Add USA TODAY.com RSS feeds

Partners: USA Weekend | Sports Weekly | Education | Space.com

Copyright 2006 USA TODAY, a division of Gannett Co. Inc.

http://pqasb.pqarchiver.com/USAToday/access/1287586351.html?dids=1287586351:1287586351&FMT... 7/18/2007

Pro Forma Statement of Stockholders' Equity Presented as a Separate Statement

CLIENT COMPANY, INC.
STATEMENT OF
STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED
[*date*], 20x2 AND 20x1

		Additional Paid-In Capital			
	Common Stock	***Common Stock***	***Detachable Stock Warrants***	***Retained Earnings***	
Balance, [*first day*], 20x1 as previously reported	$xxx,xxx	$xxx,xxx	$xx,xxx	$x,xxx,xxx	
Exercise of **stock** option	xx,xxx	xx,xxx			
Sales of **stock**	xx,xxx	xxx,xxx			
Exercise of detachable **stock warrants**	x,xxx	x,xxx	(xxx)		
Net income				xxx,xxx	
Balance, [*date of financial statements*], 20x1	xxx,xxx	xxx,xxx	xx,xxx	x,xxx,xxx	(xx,xxx)